Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Denny’s Corporation:

We consent to the incorporation by reference in the registration statement on Form S-8 of Denny’s Corporation of our reports dated March 12, 2012, with respect to the consolidated balance sheets of Denny’s Corporation as of December 28, 2011 and December 29, 2010, and the related consolidated statements of income, stockholders’ deficit and comprehensive loss, and cash flows for each of the years in the three-year period ended December 28, 2011, and the effectiveness of internal control over financial reporting as of December 28, 2011, which reports appear in the December 28, 2011 annual report on Form 10-K of Denny’s Corporation.

Greenville, South Carolina
May 16, 2012